FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1   Notice of Trading Statement dated 24 March 2004
No. 2   FRN Variable Rate Fix dated 24 March 2004
No. 3   FRN Variable Rate Fix dated 24 March 2004
No. 4   Director Shareholding dated 26 March 2004

Document No. 1

                               NORTHERN ROCK PLC

                          NOTICE OF TRADING STATEMENT

Northern Rock announces its intention to issue a first quarter Trading Statement at 7.00 am on Friday 2 April 2004.


City Contacts                          Press Contacts

Bob Bennett                            Tony Armstrong
Group Finance Director                 Director of Corporate Relations
0191 279 4346                          0191 279 4676

David Noble                            Ron Stout
Director of Institutional Relations    PR Manager
0191 279 4999                          0191 279 4676

Richard Moorin                         James Murgatroyd
Investor Relations Senior Manager      Finsbury Limited
0191 279 4093                          020 7251 3801

Document No. 2

RE: NORTHERN ROCK PLC
    GBP 5,000,000.00
    MATURING: 23-Sep-2005
    ISSUE DATE: 01-May-2003
    ISIN: XS0167839942

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
23-Mar-2004 TO 23-Jun-2004 HAS BEEN FIXED AT 4.376880 PCT

INTEREST PAYABLE VALUE 23-Jun-2004 WILL AMOUNT TO:
GBP 110.32 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 3

RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 3,230,000.00
    MATURING: 23-Jun-2008
    ISSUE DATE: 20-Jun-2003
    ISIN: XS0171140345

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
23-Mar-2004 TO 23-Jun-2004 HAS BEEN FIXED AT 4.446880 PCT.

INTEREST PAYABLE VALUE 23-Jun-2004 WILL AMOUNT TO
GBP 11.21 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 4

NORTHERN ROCK PLC
                          EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 26 March 2004 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 11,250 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share and 2,000 Shares in the Company at an exercise price of GBP6.41 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,582,769 Shares representing 1.33% of the Company's issued share capital.

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  29 March 2004            By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary